SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 28, 2015

KONINKLIJKE PHILIPS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips

(Translation of registrant’s name into English)

The Netherlands

(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☑

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

M.J. van Ginneken

Koninklijke Philips N.V.

Amstelplein 2

1096 BC Amsterdam – The Netherlands

This report comprises a copy of the following press release:

“Philips’ First Quarter Results”, dated April 28, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th of April, 2015.

KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken

(General Secretary)

Philips reports Q1 comparable sales growth of 2% to EUR 5.3 billion and operational results of EUR 327 million

First-quarter highlights

•	Comparable sales increase was driven by Western Europe and growth geographies

•	EBITA amounted to EUR 230 million, or 4.3% of sales, impacted by increased investments, compared to EUR 253 million, or 5.4% of sales, in Q1 2014

•	EBITA, excluding restructuring and acquisition-related charges and other items, amounted to EUR 327 million, or 6.1% of sales, compared to EUR 304 million, or 6.5% of sales, in Q1 2014

•	Net income amounted to EUR 100 million, compared to EUR 137 million in Q1 2014

•	Free cash outflow amounted to EUR 443 million, compared to an outflow of EUR 431 million in Q1 2014

Frans van Houten, CEO:

“We are encouraged by the resumption of sales growth in the first quarter of 2015, which was driven by continued strong performance in Consumer Lifestyle and positive comparable sales growth in Healthcare. We saw positive order-intake growth, despite the continued challenging Healthcare market environment. In line with our strategy to capture a larger portion of the HealthTech opportunities across the health continuum, we stepped up our investments in, among others, healthcare informatics, personal health solutions and our quality systems. We have also substantially improved our position in the growing image-guided therapy market through the acquisition of Volcano. Our investments, coupled with negative currency effects, are the main reasons for the low profitability in Healthcare in the first quarter. We also continued to make good progress in ramping up production and shipments from our Cleveland manufacturing facility, and are on track to deliver on our profit improvement plan for our diagnostic imaging business for the year.

We saw continued strong sales growth and profitability improvement in our LED business, while facing a faster decline in the conventional lighting business and underperformance in our Professional Lighting business in North America. We continue to proactively rationalize our conventional lighting operations and are confident in our conventional lighting business’ ability to sustain its attractive cash and profitability profile. We are pleased with the terms of the agreement to sell a majority stake in the combined LED components and Automotive lighting business to a consortium led by GO Scale Capital and expect to close this deal in the third quarter of 2015, subject to regulatory approvals.

For 2015, we expect modest comparable sales growth and we continue to be focused on driving operational performance improvements to increase the EBITA margin. Our 2016 target trajectory as announced in January remains unchanged.”

Accelerate! and Separation Update

“Our Accelerate! program continues to drive improvements across the organization, resulting in enhanced customer centricity and service levels, faster time-to-market for our innovations, strengthened quality and compliance systems, and better cost productivity.”

In Healthcare, we were able to reduce the Ingenia MRI installation time by 60% and installation cost by 30%, by redesigning and harmonizing the end-to-end processes across the equipment installation value chain. In Consumer Lifestyle, the deployment of Lean allowed the Male Grooming team to reduce the lead-time for development and launch of a new range of shavers by 30%. The team was able to simplify the end-to-end processes and re-use existing technology platforms. In Lighting, thanks to a faster time-to-market, a new range of basic LED lamps with a price point below USD 5.00 was successfully launched for the North American market within only four months.

We are making good progress in setting up two stand-alone, fit-for-purpose companies. We are also working on defining the optimal infrastructure and right perimeter for each business, including tax and legal structures, real estate footprint and IT systems. We have simplified the operating model and strengthened our leadership team, most recently with Rob Cascella joining us to oversee our cluster of imaging businesses. Rob was previously CEO of Hologic and brings a wealth of healthcare experience to Philips.”

The transition of the Lighting business into a separate legal structure will take at least until the end of 2015, in order to be ready for the separation, which is currently intended to be effectuated through an IPO in the first half of 2016. At the same time, alternatives will continue to be carefully reviewed. Further updates will be provided over the course of the year. The company continues to estimate that separation costs will be in the range of EUR 300-400 million in 2015.

Overhead cost savings amounted to EUR 19 million in the first quarter. The Design for Excellence (DfX) program generated EUR 47 million of incremental savings in procurement in the quarter. Our End2End productivity program achieved EUR 37 million in productivity improvements.

As of March 31, 2015, Philips had completed 50% of the EUR 1.5 billion share buy-back program.

Q1 2015 Financial and Operational Overview

Healthcare

Healthcare comparable sales grew 1% year-over-year. Excluding restructuring and acquisition-related charges and other items, EBITA margin was 5.4%, down from 8.8% year-on-year, mainly driven by investments and remediation costs. Currency-comparable order intake showed low-single-digit growth, with positive performance in Europe, North America and other growth geographies partially offset by China.

“We were pleased that order intake and sales returned to growth, despite a challenging healthcare environment. Performance at recently acquired Volcano was on track in the first quarter. Our ability to engage with customers on end-to-end solutions across the health continuum is increasingly proving to be a defining competitive advantage. We closed additional multi-year contracts, including a seven-year agreement with Providence Health & Services in the US and a multi-year agreement with the Kenyan Ministry of Health. We also signed a multi-year collaboration agreement with Janssen Pharmaceutica to develop a new handheld blood test.”

Consumer Lifestyle

Consumer Lifestyle comparable sales increased by 10%. EBITA margin, excluding restructuring and acquisition-related charges and other items, was 11.4% of sales, compared to 10.6% of sales in Q1 2014. The increase was largely due to a combination of operational leverage and product mix, which was partially offset by negative currency effects.

“Building on our strategy to deliver locally relevant innovations through strong marketing activation and increased share of online sales, our Consumer Lifestyle business continued to deliver great results and market share gains, with a particularly strong performance from our Health & Wellness portfolio.

For example, Philips is uniquely positioned to develop the Oral Health Care market. We continue to introduce exciting innovations, including the Philips Sonicare for Kids Connected toothbrush, the Sonicare AirFloss Ultra and the Adaptive Clean brush head. By making our products connected, there is future potential for data generation and integration into the cloud-based HealthSuite Digital Platform to ultimately provide total health and well-being solutions.”

Lighting

Lighting (excluding the combined businesses of Lumileds and Automotive) comparable sales declined 3% year-on-year. On a nominal basis, sales increased by 9%, mainly due to positive currency effects. LED-lighting sales grew 25%, offset by a decline of 16% in overall conventional lighting sales. LED sales now represent 39% of total Lighting sales, compared to 30% in Q1 2014. EBITA margin, excluding restructuring and acquisition-related charges and other items, amounted to 8.4%, compared to 8.0% in Q1 2014. The increase was mainly driven by improved operational performance of LED and Professional Lighting Solutions, partly offset by the decline in conventional.

Quarterly report 2015 - Q1	2

“We are pleased with the continued increase in LED margins, while having to manage through a faster-than-expected decline in conventional lighting and unsatisfactory overall performance in China and North America, which we are actively addressing. We are expanding our portfolio of connected lighting products for the home with innovations such as Philips Hue Phoenix, the first luminaire that provides dimmable white light. We also made further inroads with our CityTouch lighting systems, with Los Angeles, for example, adopting an advanced Philips management system that uses mobile and cloud-based technologies to control its street lighting. Philips’ CityTouch connected lighting management system is now used in more than 250 cities globally.”

Innovation, Group & Services

Sales increased to EUR 169 million in the first quarter of 2015 from EUR 138 million in the first quarter of 2014, mainly due to higher one-time licensing revenue in IP Royalties. EBITA was a net cost of EUR 89 million, compared to a net cost of EUR 103 million in the first quarter of 2014.

“To further strengthen the digital pathology business within our Healthcare Incubator, we entered into a joint development agreement with Mount Sinai Health System in New York to create a state-of-the-art digital pathology database from hundreds of thousands of tissue samples and to develop innovative algorithms to ultimately enable more personalized patient care.

In the first quarter, we completed the de-risking of the Dutch pension plan initiated in 2014, through a final payment of EUR 171 million. Consequently, we will apply defined-contribution pension accounting for the Dutch plan from the second quarter onwards. We intend to pursue further substantial pension de-risking opportunities in other geographies in the coming quarters and will report on our progress later in the year.”

Conference call and audio webcast

Frans van Houten, CEO, and Ron Wirahadiraksa, CFO, will host a conference call for investors and analysts at 10:00 am CET to discuss the results. A live audio webcast of the conference call will be available on the Philips Investor Relations website.

Philips Group

Net income

in millions of EUR unless otherwise stated

	Q1 2014	Q1 2015

Sales	4,692	5,339
EBITA	253	230
as a % of sales	5.4%	4.3%
EBIT	172	139
as a % of sales	3.7%	2.6%
Financial income (expenses)	(69)	(67)
Income taxes	(28)	(31)
Results investments in associates	21	23
Net income from continuing operations	96	64
Discontinued operations	41	36
Net income	137	100

Net income attributable to shareholders per common share (in EUR) - diluted	0.15	0.11

Net income

•	Net income was EUR 100 million, compared to EUR 137 million in Q1 2014. The decrease was mainly due to lower earnings as a result of higher restructuring and acquisition-related charges and other items.

•	EBITA amounted to EUR 230 million, or 4.3% of sales, compared to EUR 253 million, or 5.4% of sales, in Q1 2014. Restructuring and acquisition-related charges amounted to EUR 58 million, which included EUR 23 million related to the acquisition of Volcano. EBITA also included a EUR 28 million charge related to the currency revaluation of the provision for the Masimo litigation, and EUR 11 million of costs related to the separation of the Lighting business. Restructuring and acquisition-related charges in Q1 2014 amounted to EUR 51 million.

•	EBITA, excluding restructuring and acquisition-related charges and other items, was EUR 327 million, or 6.1% of sales, compared to EUR 304 million, or 6.5% of sales, in Q1 2014. Currency effects had an impact on EBITA margin of -0.5 percentage points of sales.

•	Tax charges of EUR 31 million were higher than in Q1 2014, mainly due to higher non-deductible tax expenses in Q1 2015.

4	Press Release Q1 2015

Sales by sector

in millions of EUR unless otherwise stated

	Q1	Q1	% change
	2014	2015	nominal	comparable

Healthcare	1,966	2,261	15%	1%
Consumer Lifestyle	1,016	1,190	17%	10%
Lighting	1,572	1,719	9%	(3)%
Innovation, Group & Services	138	169	22%	15%

Philips Group	4,692	5,339	14%	2%

Sales per geographic cluster

in millions of EUR unless otherwise stated

	Q1	Q1	% change
	2014	2015	nominal	comparable

Western Europe	1,281	1,334	4%	2%
North America	1,491	1,753	18%	0%
Other mature geographies	415	443	7%	(2)%

Total mature geographies	3,187	3,530	11%	0%
Growth geographies	1,505	1,809	20%	6%

Philips Group	4,692	5,339	14%	2%

Sales per sector

•	Group sales amounted to EUR 5,339 million, an increase of 2% on a comparable basis. Group nominal sales increased by 14%, mainly due to positive currency effects and portfolio changes.

•	Healthcare comparable sales grew 1% year-on-year. Mid-single-digit growth at Imaging Systems and Customer Services was partly offset by a mid-single-digit decline at Patient Care & Monitoring Solutions and a low-single-digit decline at Healthcare Informatics, Solutions & Services.

•	Consumer Lifestyle comparable sales increased by 10%. Health & Wellness achieved double-digit growth, while Personal Care and Domestic Appliances posted high-single-digit growth.

•	Lighting comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions achieved mid-single-digit growth. Light Sources & Electronics and Consumer Luminaires posted a mid-single-digit decline.

Sales per geographic cluster

•	Growth geographies recorded 6% comparable sales growth year-on-year, mainly driven by Consumer Lifestyle and Healthcare. Solid growth in Latin America and Central & Eastern Europe was partly offset by a low-single-digit decline in China.

•	Comparable sales in mature geographies were in line with Q1 2014. Western Europe posted low-single-digit growth, while other mature geographies recorded a low-single-digit decline and North America was in line with Q1 2014.

Press Release Q1 2015	5

EBITA

in millions of EUR unless otherwise stated

	Q1 2014		Q1 2015
	amount	%	amount	%
Healthcare	152	7.7%	65	2.9%
Consumer Lifestyle	108	10.6%	135	11.3%
Lighting	96	6.1%	119	6.9%
Innovation, Group & Services	(103)	—	(89)	—

Philips Group	253	5.4%	230	4.3%

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR unless otherwise stated

	Q1 2014		Q1 2015
	amount	%	amount	%
Healthcare	173	8.8%	123	5.4%
Consumer Lifestyle	108	10.6%	136	11.4%
Lighting	126	8.0%	144	8.4%
Innovation, Group & Services	(103)	—	(76)	—

Philips Group	304	6.5%	327	6.1%

EBIT

in millions of EUR unless otherwise stated

	Q1 2014	Q1 2015

Healthcare	109	17
Consumer Lifestyle	96	122
Lighting	73	93
Innovation, Group & Services	(106)	(93)

Philips Group	172	139
as a % of sales	3.7%	2.6%

Earnings per sector

•	Healthcare EBITA decreased by EUR 87 million year-on-year. Excluding restructuring and acquisition-related charges and a EUR 28 million charge related to the currency revaluation of the provision for the Masimo litigation, EBITA amounted to EUR 123 million, or 5.4% of sales, compared to EUR 173 million, or 8.8% of sales, in Q1 2014. The decrease was mainly attributable to an increase in Quality & Regulatory spend, higher planned expenditure for growth initiatives at Healthcare Informatics, Solutions & Services, and currency impacts.

•	Consumer Lifestyle EBITA increased by EUR 27 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA was EUR 136 million, or 11.4% of sales, compared to EUR 108 million, or 10.6% of sales, in Q1 2014. The increase was largely due to product mix and operational leverage as a result of higher sales.

•	Lighting EBITA increased by EUR 23 million year-on-year. Excluding restructuring and acquisition-related charges, EBITA was EUR 144 million, or 8.4% of sales, compared to EUR 126 million, or 8.0% of sales, in Q1 2014. The increase was mainly driven by improved operational performance of LED and Professional Lighting Solutions, partly offset by the decline in conventional.

•	Innovation, Group & Services EBITA increased by EUR 14 million year-on-year. Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 76 million, compared to a net cost of EUR 103 million in Q1 2014. The improved EBITA was mainly due to higher licensing revenue in IP Royalties.

6	Press Release Q1 2015

Cash balance

in millions of EUR

	Q1 2014	Q1 2015

Beginning cash balance	2,465	1,873
Free cash flow	(431)	(443)
Net cash flow from operating activities	(273)	(256)
Net capital expenditures	(158)	(187)
Acquisitions and divestments of businesses	(18)	(1,066)
Other cash flow from investing activities	—	(17)
Treasury shares transactions	(107)	(108)
Changes in debt	(181)	1,190
Other cash flow items	(18)	174
Net cash flow discontinued operations	17	64

Ending balance	1,727	1,667

Cash flows from operating activities

in millions of EUR

Gross capital expenditures1)

in millions of EUR

1)	Capital expenditures on property, plant and equipment only

Cash balance

•	The cash balance decreased during Q1 2015 to EUR 1,667 million, with a free cash outflow of EUR 443 million, which included an outflow of EUR 171 million for the final pension contribution related to the de-risking of the Dutch pension plan and an outflow of EUR 309 million related to settlement payments in connection with the Cathode Ray Tube (CRT) antitrust litigation. The cash balance was also impacted by the use of EUR 108 million in treasury shares transactions, primarily for the share buy-back program, and by EUR 1,066 million mainly related to the acquisition of Volcano, which was offset by an increase in debt of EUR 1,190 million.

•	In Q1 2014 the cash balance decreased to EUR 1,727 million, largely due to a free cash outflow of EUR 431 million, which included an outflow of EUR 273 million in the form of a pension contribution related to the de-risking of the Dutch pension plan. The cash balance was also impacted by a EUR 181 million outflow mainly related to debt redemption, and the use of EUR 107 million in treasury shares transactions, primarily for our share buy-back and LTI coverage programs.

Cash flows from operating activities

•	Operating activities resulted in a cash outflow of EUR 256 million, compared to an outflow of EUR 273 million in Q1 2014. Lower cash earnings were more than offset by improved working capital.

Gross capital expenditures

•	Gross capital expenditures on property, plant and equipment were EUR 10 million above the level of Q1 2014, with increases in the operating sectors partly offset by lower investments at IG&S.

Press Release Q1 2015	7

Inventories

as a % of sales

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Net debt and Group equity

in billions of EUR

Number of employees

in FTEs

1)	Number of employees excludes discontinued operations. Discontinued operations had 8,334 employees in Q1 2015 (Q4 2014: 8,313, Q1 2014: 9,957).
2)	Number of employees includes 13,930 third-party workers in Q1 2015 (Q4 2014: 12,867, Q1 2014: 11,861).

Inventories

•	Inventory value at the end of Q1 2015 was EUR 3.9 billion and amounted to 17.3% of sales.

•	Compared to Q1 2014, inventories as a percentage of sales increased by 2.5 percentage points. The increase was mainly driven by currency impacts.

Net debt and Group equity

•	At the end of Q1 2015, Philips had a net debt position of EUR 4.1 billion, compared to EUR 2.0 billion at the end of Q1 2014. During the quarter, the net debt position increased by EUR 1,887 million, due to a EUR 1,681 million increase in debt, mainly related to the Volcano acquisition, and a EUR 206 million decrease in liquidity.

•	Group equity increased by EUR 528 million in the quarter to EUR 11.5 billion. The increase was largely a result of currency translation.

Employees

•	The number of employees increased by 3,325 year-on-year. Reductions in headcount as a result of the industrial footprint rationalization at Lighting were more than offset by the GLC acquisition at Lighting, the Volcano acquisition at Healthcare, and an increase in third-party workers across all sectors.

•	The number of employees increased by 2,271 compared to Q4 2014, largely due to the Volcano acquisition.

8	Press Release Q1 2015

Healthcare

Key data

in millions of EUR unless otherwise stated

	Q1 2014	Q1 2015

Sales	1,966	2,261
Sales growth
% nominal	(8)%	15%
% comparable	(2)%	1%
EBITA	152	65
as a % of sales	7.7%	2.9%
EBIT	109	17
as a % of sales	5.5%	0.8%
Net operating capital (NOC)	7,443	9,400
Number of employees (FTEs)1)	36,506	38,901

1)	Number of employees includes 2,626 third-party workers in Q1 2015 (Q1 2014: 2,118).

Sales

in millions of EUR

EBITA

in millions of EUR

Business highlights

•	Advancing its leadership in long-term, large-scale collaborations, Philips signed a seven-year agreement with Providence Health & Services that includes the installation, maintenance and upgrades of Philips’ IntelliSpace PACS solution across all hospitals of the third-largest not-for-profit health system in the US.

•	Underlining its expertise as a health technology partner, Philips signed a multi-year agreement with the Kenyan Ministry of Health for the installation of complete Intensive Care Units at 11 county hospitals across the country. The agreement includes the installation and maintenance of the equipment, renovation and adaptation of the existing buildings, and training.

•	Philips has strengthened its leadership position in the fast-growing image-guided therapy market with the acquisition of Volcano. The new business received the CE Mark and US FDA clearance for its next-generation iFR Scout measurement technology, further expanding its broad portfolio of imaging and measurement catheters for cardiovascular applications.

•	Enhancing collaboration in cardiovascular care, Philips launched IntelliSpace Cardiovascular, an innovative web-enabled image and information management system with a single integrated workspace for a holistic view of relevant patient data, giving cardiologists sophisticated tools for efficient diagnosis and care planning.

•	Expanding its product portfolio for the performance segment, Philips launched MobileDiagnost Opta, a compact, mobile digital x-ray system with a wide range of diagnostic capabilities, optimized for ease of use in crowded environments like Emergency Departments, Intensive Care Units and Operating Rooms.

Financial performance

•	Currency-comparable order intake* showed low-single-digit growth year-on-year. Patient Care & Monitoring Solutions posted low-single-digit growth and Healthcare Informatics, Solutions & Services achieved double-digit growth, while Imaging Systems was in line with Q1 2014.

•	Currency-comparable order intake in mature geographies showed low-single-digit growth. Western Europe achieved high-single-digit growth, while North America posted low-single-digit growth. Other mature geographies posted a high-single-digit decline. Growth geographies recorded low-single-digit growth, with double-digit growth in Africa and high-single-digit growth in India, partly offset by a low-single-digit decline in China.

*	Order intake includes equipment and software orders

Press Release Q1 2015	9

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR

•	Comparable sales grew 1% year-on-year. Mid-single-digit growth at Imaging Systems and Customer Services was partly offset by a mid-single-digit decline at Patient Care & Monitoring Solutions and a low-single-digit decline at Healthcare Informatics, Solutions & Services.

•	Comparable sales in mature geographies showed a low-single-digit decline. Western Europe achieved low-single-digit growth, while North America posted a low-single-digit decline and other mature geographies recorded a mid-single-digit decline. Growth geographies posted high-single-digit growth.

•	EBITA amounted to EUR 65 million, or 2.9% of sales, compared to EUR 152 million, or 7.7% of sales, in Q1 2014. Restructuring and acquisition-related charges amounted to EUR 30 million, which included EUR 23 million related to the Volcano acquisition. Q1 2015 EBITA also included a EUR 28 million charge related to the currency revaluation of the provision for the Masimo litigation. Restructuring and acquisition-related charges in Q1 2014 amounted to EUR 21 million.

•	Excluding restructuring and acquisition-related charges and other items, EBITA amounted to EUR 123 million, or 5.4% of sales, compared to EUR 173 million, or 8.8% of sales, in Q1 2014. The decrease was mainly attributable to higher planned expenditure for growth initiatives at Healthcare Informatics, Solutions & Services, an increase in Quality & Regulatory spend, and currency impacts.

•	Net operating capital, excluding a currency translation effect of EUR 1,576 million, increased by EUR 381 million. This increase was largely driven by the Volcano acquisition, partly offset by higher provisions.

•	Inventories as a percentage of sales increased by 4.1 percentage points year-on-year. The increase was mainly driven by currency impacts and production ramp-up at the Cleveland facility.

•	Compared to Q1 2014, the number of employees increased by 2,395. This was largely driven by the Volcano acquisition and an increase in third-party workers. Compared to Q4 2014, the number of employees increased by 1,836, mainly due to the Volcano acquisition.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2015 are expected to total approximately EUR 30 million.

10	Press Release Q1 2015

Consumer Lifestyle

Key data

in millions of EUR unless otherwise stated

	Q1	Q1
	2014	2015

Sales	1,016	1,190
Sales growth
% nominal	1%	17%
% comparable	7%	10%
EBITA	108	135
as a % of sales	10.6%	11.3%
EBIT	96	122
as a % of sales	9.4%	10.3%
Net operating capital (NOC)	1,321	1,598
Number of employees (FTEs)1)	17,103	17,048

1)	Number of employees includes 4,118 third-party workers in Q1 2015 (Q1 2014: 4,077).

Sales

in millions of EUR

EBITA

in millions of EUR

Business highlights

•	Through the recruitment of new users as well as expanded distribution, the Oral Healthcare business delivered double-digit growth, with a strong performance in important markets such as North America, Germany, the UK and China. The business continues to bring exciting innovations to market, including the introduction of the Philips Sonicare for Kids Connected toothbrush, the Sonicare AirFloss Ultra and the Adaptive Clean brush head at the International Dental Show, the world’s leading trade fair for the dental sector.

•	Innovations based on local insights, coupled with an ongoing focus on global propositions, continue to deliver strong results for Kitchen Appliances. The new Philips Omni Spiral rice cooker with superior induction heating technology was successfully introduced in China, and the Philips Airfryer range continues to strengthen Philips’ position in the home across markets including China, Germany and the Benelux.

•	Award-winning designs and market and portfolio expansion continue to drive strong results for Philips Beauty. Philips Lumea is now the market leader in intense-pulsed-light hair removal in 14 countries in regions around the world, including Europe, Latin America, Asia and the Middle East. Following success in Western Europe, Philips is now entering the beauty store channel in China with Philips VisaCare and VisaPure.

•	Supported by the recent launch of new innovations such as the Philips Avent Classic+ bottle, Mother & Child Care reported strong double-digit growth in markets including China, Latin America, North America and Germany. Performance was also boosted by continued product marketing, including online, in-store and professional endorsement activation.

Financial performance

•	Comparable sales increased by 10%, with strong performance across all businesses. Health & Wellness achieved double-digit growth, while Personal Care and Domestic Appliances recorded high-single-digit growth.

•	Comparable sales in growth geographies showed double-digit growth. Mature geographies recorded high-single-digit growth, with double-digit growth in North America and high-single-digit growth in Western Europe. Comparable sales in other mature geographies showed a mid-single-digit decline.

•	EBITA amounted to EUR 135 million, or 11.3% of sales, compared to EUR 108 million, or 10.6% of sales, in Q1 2014. EBITA included restructuring and acquisition-related charges of EUR 1 million, compared with nil in Q1 2014.

Press Release Q1 2015	11

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR

•	Excluding restructuring and acquisition-related charges, EBITA was EUR 136 million, or 11.4% of sales, compared to EUR 108 million, or 10.6% of sales, in Q1 2014. The increase was largely due to product mix and operational leverage from higher sales.

•	Net operating capital, excluding a currency translation effect of EUR 175 million, increased by EUR 102 million year-on-year. The increase was largely driven by higher working capital.

•	Inventories as a percentage of sales were 1.5 percentage points higher year-on-year, mainly due to currency impacts.

•	The number of employees was broadly in line with Q1 2014. Compared to Q4 2014, the number of employees increased by 409, mainly due to Domestic Appliances and Personal Care.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2015 are expected to be less than EUR 5 million.

12	Press Release Q1 2015

Lighting*

*	Excluding the combined businesses of Lumileds and Automotive

Key data

in millions of EUR unless otherwise stated

	Q1	Q1
	2014	2015

Sales	1,572	1,719
Sales growth
% nominal	(8)%	9%
% comparable	(3)%	(3)%
EBITA	96	119
as a % of sales	6.1%	6.9%
EBIT	73	93
as a % of sales	4.6%	5.4%
Net operating capital (NOC)	4,484	3,927
Number of employees (FTEs)1)	37,897	38,026

1)	Number of employees includes 5,710 third-party workers in Q1 2015 (Q1 2014: 4,603)

Sales

in millions of EUR

EBITA

in millions of EUR

Business highlights

•	Philips expanded its portfolio of connected lighting products for the home by introducing Philips Hue Phoenix, a luminaire providing tunable white light, and Philips Hue Go, an iF Design award-winning, portable wireless luminaire, both featuring the smart connectivity features of Philips Hue.

•	Philips made further inroads with its CityTouch lighting systems, with Los Angeles adopting an advanced Philips management system that uses mobile and cloud-based technologies to control its street lighting. Philips’ CityTouch connected lighting management system is now used in more than 250 cities globally.

•	Philips outfitted ten Costa Cruise ships with Philips LED lighting to enable a 60% reduction in the energy used to power each vessel’s lighting. The upgrade involved the replacement of more than 300,000 light fittings.

•	Using Philips’ connected lighting system and more than 1,500 fixtures that can display millions of colors, the Big Four Bridge in Louisville, USA, has been transformed into a lively night-time art piece. The project underlines the city’s ambition to create a clean, green and inclusive environment.

•	Philips launched LifeLight, a solar-powered LED lighting range for homes in Kenya and other African countries. The range eliminates the need to use kerosene lamps, with their harmful fumes, in homes in off-grid areas, and also increases safety and productivity by enabling activities to continue after dark.

Financial performance

•	Comparable sales showed a 3% decline year-on-year. Professional Lighting Solutions achieved mid-single-digit growth. Light Sources & Electronics and Consumer Luminaires posted a mid-single-digit decline.

•	Comparable sales in mature geographies showed a low-single-digit decline compared to Q1 2014. Growth geographies recorded a mid-single-digit decline, mainly due to China.

•	LED-based sales grew 25% year-on-year and now represent 39% of total Lighting sales, compared to 30% in Q1 2014. Conventional-based sales declined 16% year-on-year and now represent 61% of total Lighting sales, compared to 70% in Q1 2014.

Press Release Q1 2015	13

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR

•	EBITA amounted to EUR 119 million, or 6.9% of sales, compared to EUR 96 million, or 6.1% of sales, in Q1 2014. Restructuring and acquisition-related charges in Q1 2015 amounted to EUR 25 million, compared to EUR 30 million in Q1 2014.

•	EBITA, excluding restructuring and acquisition-related charges, was EUR 144 million, or 8.4% of sales, compared to EUR 126 million, or 8.0% of sales, in Q1 2014. The increase was mainly driven by improved operational performance of LED and Professional Lighting Solutions, partly offset by the decline in conventional.

•	Net operating capital, excluding a currency translation effect of EUR 675 million, decreased by EUR 1,233 million year-on-year. The decrease was mainly due to the reclassification of the combined businesses of Lumileds and Automotive as assets held for sale in Q4 2014.

•	Inventories as a percentage of sales increased by 1.7 percentage points year-on-year, mainly due to currency impacts.

•	Compared to Q1 2014, the number of employees increased by 129, reflecting an increase of 1,789 employees from the GLC acquisition, largely offset by the industrial footprint rationalization. Compared to Q4 2014, the number of employees increased by 218, mainly driven by a seasonal increase at production sites.

Miscellaneous

•	Restructuring and acquisition-related charges in Q2 2015 are expected to total approximately EUR 30 million, mainly driven by industrial footprint rationalization.

14	Press Release Q1 2015

Additional information on the combined businesses of Lumileds and Automotive

The combined businesses of Lumileds and Automotive are reported as discontinued operations in the Consolidated statements of income and cash flows. As a result, Lumileds and Automotive sales and EBITA are no longer included in the Lighting and Group results of continuing operations. The applicable assets and liabilities of the combined businesses are reported under Assets and Liabilities classified as held for sale in the Condensed consolidated balance sheets.

As announced on March 31, 2015, Philips has signed an agreement with a consortium led by GO Scale Capital, through which they will acquire an 80.1% interest in Philips’ combined LED components and Automotive lighting business, with Philips retaining the remaining 19.9%* interest. The transaction is expected to be completed in the third quarter of 2015, subject to closing conditions, including customary regulatory approvals.

In Q1 2015, the net income of discontinued operations attributable to the combined businesses of Lumileds and Automotive decreased from EUR 43 million in Q1 2014 to EUR 37 million. EBITA in Q1 2015 included disentanglement costs of EUR 19 million, compared to nil in Q1 2014.

Overhead and other indirect costs of Philips that were previously allocated to Lumileds and Automotive and were not affected by the transfer to Discontinued operations have been allocated to Lighting and IG&S (Former net costs allocated to Lighting and IG&S).

*	including a 34% interest in Lumileds’ US operations

Combined businesses of Lumileds and Automotive results

in millions of EUR unless otherwise stated

	Q1 2014	Q1 2015

EBITA as previously reported in Lighting	41	33
Adjustment of amortization and depreciation following assets held for sale reclassification		42

Disentanglement costs	—	(19)

Former net costs allocated to Lighting	—	(1)
Former net costs allocated to IG&S	19	23

Amortization of other intangibles added back	(6)	—

EBIT of discontinued operations	54	78

Income taxes	(11)	(41)

Net income of discontinued operations	43	37

Number of employees (FTEs)	7,762	8,334

Press Release Q1 2015	15

Innovation, Group & Services

Key data

in millions of EUR unless otherwise stated

	Q1 2014	Q1 2015

Sales	138	169
Sales growth
% nominal	0%	22%
% comparable	(7)%	15%
EBITA of:
Group Innovation	(47)	(53)
IP Royalties	69	87
Group and Regional Costs	(35)	(69)
Accelerate! investments	(29)	(28)
Pensions	(2)	(3)
Service Units and Other	(59)	(23)

EBITA	(103)	(89)
EBIT	(106)	(93)
Net operating capital (NOC)	(2,867)	(3,948)
Number of employees (FTEs)1)	12,805	13,661

1)	Number of employees includes 1,476 third-party workers in Q1 2015 (Q1 2014: 1,063)

Sales

in millions of EUR

EBITA

in millions of EUR

Business highlights

•	Growing Philips’ digital pathology business through its technology leadership, the company signed a joint development agreement with the Mount Sinai Health System in New York to create a digital pathology database from hundreds of thousands of analog tissue samples and to develop innovative algorithms to ultimately enable more personalized patient care.

•	Philips signed a multi-year collaboration agreement with Janssen Pharmaceutica to develop a multiplexed handheld diagnostic test optimized for management of patients with certain neuropsychiatric disorders. The handheld diagnostics platform can be tailored to measure a wide range of drug concentrations in a patient’s blood.

•	Philips became the world’s second-largest patent applicant for patents filed at the European Patent Office (EPO). With a total number of 2,317 patent applications filed at the EPO in 2014, an increase of 26% compared to 2013, Philips is the top European-based company on the Patent Applicant Ranking list.

•	For the seventh time, Philips has been ranked first among the 40 largest publicly listed Dutch companies benchmarked for Responsible Supply Chain Management by the Dutch Association of Investors for Sustainable Development (VBDO), highlighting Philips’ continued commitment to sustainability as an integral part of its strategy.

•	Philips achieved outstanding results at the iF DESIGN AWARD 2015, receiving 52 accolades, including two Gold winners for VisaCare and for the proof-of-concept of Intellivue Google Glass. Philips also received an unprecedented 49 Red Dot 2015 awards, including one ‘Best of the Best’ award for the LumiStreet LED Roadlight.

Financial performance

•	Sales increased from EUR 138 million in Q1 2014 to EUR 169 million, mainly due to higher one-time licensing revenue in IP Royalties.

•	EBITA amounted to a net cost of EUR 89 million, compared to a net cost of EUR 103 million in Q1 2014. EBITA included EUR 11 million related to the separation of the Lighting business. Restructuring charges amounted to EUR 2 million, compared to nil in Q1 2014.

16	Press Release Q1 2015

EBITA excluding restructuring and acquisition-related charges and other items

in millions of EUR

•	Excluding restructuring and acquisition-related charges and other items, EBITA was a net cost of EUR 76 million, compared to a net cost of EUR 103 million in Q1 2014. The improved EBITA was mainly due to higher licensing revenue in IP Royalties.

•	Net operating capital, excluding a currency translation effect of EUR 379 million, decreased by EUR 702 million year-on-year, mainly due to a decrease in working capital.

•	Compared to Q1 2014, the number of employees increased by 856, primarily driven by an increase in temporary workers in the IT Service Units. The number of employees decreased by 192 compared to Q4 2014.

Miscellaneous

•	Restructuring and separation charges in Q2 2015 are expected to total approximately EUR 65 million.

Press Release Q1 2015	17

Forward-looking statements

Forward-looking statements

This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about the strategy, estimates of sales growth, future EBITA, future developments in Philips’ organic business and the completion of acquisitions and divestments. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.

These factors include but are not limited to domestic and global economic and business conditions, developments within the euro zone, the successful implementation of Philips’ strategy and the ability to realize the benefits of this strategy, the ability to develop and market new products, changes in legislation, legal claims, changes in exchange and interest rates, changes in tax rates, pension costs and actuarial assumptions, raw materials and employee costs, the ability to identify and complete successful acquisitions, including Volcano, and to integrate those acquisitions into the business, the ability to successfully exit certain businesses or restructure the operations, the rate of technological changes, political, economic and other developments in countries where Philips operates, industry consolidation and competition. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see the Risk management chapter included in the Annual Report 2014.

Third-party market share data

Statements regarding market share, including those regarding Philips’ competitive position, contained in this document are based on outside sources such as research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-GAAP information

In presenting and discussing the Philips Group financial position, operating results and cash flows, management uses certain non-GAAP financial measures. These non-GAAP financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measures and should be used in conjunction with the most directly comparable IFRS measures. Non-GAAP financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-GAAP measures to the most directly comparable IFRS measures is contained in this document. Further information on non-GAAP measures can be found in the Annual Report 2014.

Use of fair-value measurements

In presenting the Philips Group financial position, fair values are used for the measurement of various items in accordance with the applicable accounting standards. These fair values are based on market prices, where available, and are obtained from sources that are deemed to be reliable. Readers are cautioned that these values are subject to changes over time and are only valid at the balance sheet date. When quoted prices or observable market data are not readily available, fair values are estimated using appropriate valuation models and unobservable inputs. Such fair value estimates require management to make significant assumptions with respect to future developments, which are inherently uncertain and may therefore deviate from actual developments. Critical assumptions used are disclosed in the Annual Report 2014. Independent valuations may have been obtained to support management’s determination of fair values.

Presentation

All amounts are in millions of euros unless otherwise stated. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2014, unless otherwise stated.

The presentation of certain prior-year information has been reclassified to conform to the current-year presentation.

In 2014, we announced plans to establish two stand-alone companies focused on the HealthTech and Lighting Solutions opportunities. The proposed separation of the Lighting business impacts all businesses and markets as well as all supporting functions and all assets and liabilities of the Group. Philips expects the separation will take approximately

18	Press Release Q1 2015

12-18 months. We expect to continue reporting in the existing structure until the changes in the way we allocate resources and analyze performance in the new structure have been completed.

Press Release Q1 2015	19

Condensed consolidated statements of income

Consolidated statements of income

in millions of EUR unless otherwise stated

	Q1 2014	Q1 2015

Sales	4,692	5,339
Cost of sales	(2,792)	(3,223)

Gross margin	1,900	2,116

Selling expenses	(1,166)	(1,341)
General and administrative expenses	(167)	(214)
Research and development expenses	(396)	(436)
Impairment of goodwill	(3)	—
Other business income	10	22
Other business expenses	(6)	(8)

Income from operations	172	139

Financial income	16	31
Financial expenses	(85)	(98)

Income before taxes	103	72

Income tax expense	(28)	(31)

Income after taxes	75	41

Results relating to investments in associates	21	23

Net income from continuing operations	96	64

Discontinued operations - net of income tax	41	36

Net income	137	100

Attribution of net income for the period
Net income attributable to Koninklijke Philips N.V. shareholders	138	99
Net income (loss) attributable to non-controlling interests	(1)	1

Earnings per common share attributable to shareholders
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
- basic	913,990	912,086
- diluted	925,674	918,215

Net income attributable to shareholders per common share in EUR:
- basic	0.15	0.11
- diluted	0.15	0.11

20	Press Release Q1 2015

Condensed consolidated balance sheets

Consolidated balance sheets

in millions of EUR

	March 30, 2014	December 31, 2014	March 31, 2015

Non-current assets:
Property, plant and equipment	2,709	2,095	2,344
Goodwill	6,502	7,158	8,596
Intangible assets excluding goodwill	3,171	3,368	3,985
Non-current receivables	148	177	195
Investments in associates	182	157	173
Other non-current financial assets	487	462	512
Non-current derivative financial assets	36	15	63
Deferred tax assets	1,789	2,460	2,677
Other non-current assets	57	69	89

Total non-current assets	15,081	15,961	18,634

Current assets:
Inventories	3,449	3,314	3,916
Other current financial assets	11	125	125
Other current assets	414	411	537
Current derivative financial assets	71	192	288
Income tax receivable	70	140	118
Receivables	4,612	4,723	4,917
Assets classified as held for sale	539	1,613	1,591
Cash and cash equivalents	1,727	1,873	1,667

Total current assets	10,893	12,391	13,159

Total assets	25,974	28,352	31,793

Equity
Shareholders’ equity	11,015	10,867	11,382
Non-controlling interests	10	101	114

Group equity	11,025	10,968	11,496

Non-current liabilities:
Long-term debt	3,311	3,712	4,118
Non-current derivative financial liabilities	284	551	798
Long-term provisions	1,876	2,500	2,575
Deferred tax liabilities	55	107	106
Other non-current liabilities	1,503	1,838	2,066

Total non-current liabilities	7,029	8,708	9,663

Current liabilities:
Short-term debt	406	392	1,667
Current derivative financial liabilities	75	306	590
Income tax payable	121	102	154
Accounts and notes payable	2,714	2,499	2,913
Accrued liabilities	2,518	2,692	2,778
Short-term provisions	644	945	862
Liabilities directly associated with assets held for sale	319	349	335
Other current liabilities	1,123	1,391	1,335

Total current liabilities	7,920	8,676	10,634

Total liabilities and group equity	25,974	28,352	31,793

Press Release Q1 2015	21

Condensed consolidated statements of cash flows

Consolidated statements of cash flows

in millions of EUR

	Q1 2014	Q1 2015

Cash flows from operating activities
Net income	137	100
Result of discontinued operations - net of income tax	(41)	(36)
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization, and impairments of fixed assets	260	283
Impairment of goodwill and other non-current financial assets	13	—
Net gain on sale of assets	(6)	(34)
Interest income	(8)	(14)
Interest expense on debt, borrowings and other liabilities	51	66
Income tax expense	28	31
Results from investments in associates	(21)	(2)
(Increase) decrease in working capital:	(131)	(18)
Decrease in receivables and other current assets	7	82
Increase in inventories	(225)	(243)
Increase in accounts payable, accrued and other liabilities	87	143
Decrease (increase) in non-current receivables, other assets and other liabilities	(380)	42
Decrease in provisions	(16)	(162)
Other items	25	(365)
Interest paid	(89)	(101)
Interest received	8	14
Income taxes paid	(103)	(60)

Net cash used for operating activities	(273)	(256)

Cash flows from investing activities
Net capital expenditures	(158)	(187)
Purchase of intangible assets	(11)	(28)
Expenditures on development assets	(68)	(72)
Capital expenditures on property, plant and equipment	(82)	(92)
Proceeds from sale of property, plant and equipment	3	5
Net proceeds from (used for) derivatives and current financial assets	2	(37)
Purchase of other non-current financial assets	(4)	—
Proceeds from other non-current financial assets	2	20
Purchase of businesses, net of cash acquired	(17)	(1,103)
Net proceeds from (used for) sale of interest in businesses	(1)	37

Net cash used for investing activities	(176)	(1,270)

Cash flows from financing activities
Proceeds from issuance of short-term debt	78	1,192
Principal payments on long-term debt	(273)	(20)
Proceeds from issuance of long-term debt	14	18
Treasury shares transactions (net)	(107)	(108)

Net cash (used for) provided by financing activities	(288)	1,082

Net cash used for continuing operations	(737)	(444)

Cash flows from discontinued operations
Net cash provided by operating activities	17	64

Net cash provided by discontinued operations	17	64

Net cash used for continuing and discontinued operations	(720)	(380)

Effect of change in exchange rates on cash and cash equivalents	(18)	174
Cash and cash equivalents at the beginning of the period	2,465	1,873

Cash and cash equivalents at the end of the period	1,727	1,667

For a number of reasons, principally the effects of translation differences, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

22	Press Release Q1 2015

Condensed consolidated statement of changes in equity

Consolidated statement of changes in equity

in millions of EUR

	common shares	capital in excess of par value	retained earnings	revaluation reserve	currency translation differences	available- for-sale financial assets	cash flow hedges	treasury shares at cost	total shareholders’ equity	non- controlling interests	Group equity

Balance as of December 31, 2014	187	2,181	8,790	13	229	27	(13)	(547)	10,867	101	10,968

Total comprehensive income			(34)	(2)	704	1	(45)		624	1	625

Movement non-controlling interest										12	12
Purchase of treasury shares			(22)					(145)	(167)		(167)
Re-issuance of treasury shares		(5)	(21)					61	35		35
Share-based compensation plans		22							22		22
Income tax share-based compensation plans		1							1		1

Total other equity movements		18	(43)					(84)	(109)	12	(97)

Balance as of March 31, 2015	187	2,199	8,713	11	933	28	(58)	(631)	11,382	114	11,496

Press Release Q1 2015	23

Pension costs and cash flows

Specification of pension costs

in millions of EUR

	Q1 2014			Q1 2015
	Netherlands	other	total	Netherlands	other	total
Defined-benefit plans
Pensions
Current service cost	45	18	63	60	21	81
Interest expense	—	14	14	—	13	13
Interest income	(4)	—	(4)	(1)	—	(1)

Total	41	32	73	59	34	93
of which discontinued operations	—	1	1	—	1	1
Retiree Medical
Current service cost	—	—	—	—	—	—
Interest expense	—	3	3	—	3	3

Total	—	3	3	—	3	3
Defined-contribution plans
Cost	2	37	39	—	41	41
of which discontinued operations	—	1	1	—	1	1

Pension cash flows

in millions of EUR

	Q1 2014	Q1 2015

Contributions and benefits paid by the Company	(478)	(309)

24	Press Release Q1 2015

Sectors and main countries

Sales and income from operations

in millions of EUR unless otherwise stated

	Q1 2014			Q1 2015
	sales	income from operations		sales	income from operations

			as a % of sales			as a % of sales

Healthcare	1,966	109	5.5%	2,261	17	0.8%
Consumer Lifestyle	1,016	96	9.4%	1,190	122	10.3%
Lighting	1,572	73	4.6%	1,719	93	5.4%
Innovation, Group & Services	138	(106)	—	169	(93)	—

Philips Group	4,692	172	3.7%	5,339	139	2.6%

Sales, total assets and total liabilities excluding debt

in millions of EUR

	sales		total assets		total liabilities excluding debt
	January to March		March 30,	March 31,	March 30,	March 31,
	2014	2015	2014	2015	2014	2015

Healthcare	1,966	2,261	10,512	13,675	2,983	4,220
Consumer Lifestyle	1,016	1,190	2,830	3,250	1,509	1,652
Lighting	1,572	1,719	6,719	6,303	2,215	2,354
Innovation, Group & Services	138	169	5,374	6,974	4,206	5,951

			25,435	30,202	10,913	14,177
Assets and liabilities classified as held for sale			539	1,591	319	335

Philips Group	4,692	5,339	25,974	31,793	11,232	14,512

Sales and tangible and intangible assets

in millions of EUR

	sales		tangible and intangible assets1)
	January to March		March 30,	March 31,
	2014	2015	2014	2015

Netherlands	136	142	895	950
United States	1,374	1,627	7,305	9,693
China	541	615	1,043	1,255
Germany	298	317	285	147
Japan	254	247	410	425
France	192	186	77	50
India	139	171	125	146
Other countries	1,758	2,034	2,242	2,259

Philips Group	4,692	5,339	12,382	14,925

1)	Includes property, plant and equipment, goodwill, and intangible assets excluding goodwill

Press Release Q1 2015	25

Reconciliation of non-GAAP performance measures

Certain non-GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, reconciliations to the most directly comparable IFRS measures are presented.

Sales growth composition

in %

	Q1 2015
	comparable growth	currency effects	consolidation changes	nominal growth

2015 versus 2014
Healthcare	1.4	11.4	2.2	15.0
Consumer Lifestyle	9.8	7.3	0.0	17.1
Lighting	(2.9)	8.8	3.5	9.4
IG&S	15.2	3.8	3.5	22.5

Philips Group	2.1	9.5	2.2	13.8

EBITA excluding restructuring and acquisition-related charges and other items to Income from operations (or EBIT)

in millions of EUR

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	Innovation, Group & Services

2015
EBITA excluding restructuring and acquisition-related charges and other items	327	123	136	144	(76)

Other items	(39)	(28)			(11)
Restructuring and acquisition-related charges	(58)	(30)	(1)	(25)	(2)

EBITA (or Adjusted income from operations)	230	65	135	119	(89)
Amortization of intangibles1)	(91)	(48)	(13)	(26)	(4)
Impairment of goodwill

Income from operations (or EBIT)	139	17	122	93	(93)

2014
EBITA excluding restructuring and acquisition-related charges and other items	304	173	108	126	(103)
Restructuring and acquisition-related charges	(51)	(21)	0	(30)	0

EBITA (or adjusted income from operations)	253	152	108	96	(103)
Amortization of intangibles1)	(78)	(42)	(12)	(21)	(3)
Impairment of goodwill	(3)	(1)		(2)

Income from operations (or EBIT)	172	109	96	73	(106)

1)	Excluding amortization of software and product development

Composition of cash flows

in millions of EUR

	Q1 2014	Q1 2015

Cash flows used for operating activities	(273)	(256)
Cash flows used for investing activities	(176)	(1,270)

Cash flows before financing activities	(449)	(1,526)

Cash flows used for operating activities	(273)	(256)
Net capital expenditures:	(158)	(187)
Purchase of intangible assets	(11)	(28)
Expenditures on development assets	(68)	(72)
Capital expenditures on property, plant and equipment	(82)	(92)
Proceeds from sale of property, plant and equipment	3	5

Free cash flows	(431)	(443)

26	Press Release Q1 2015

Reconciliation of non-GAAP performance measures (continued)

Net operating capital to total assets

in millions of EUR

	Philips Group	Healthcare	Consumer Lifestyle	Lighting	IG&S

March 31, 2015
Net operating capital (NOC)	10,977	9,400	1,598	3,927	(3,948)
Exclude liabilities comprised in NOC:
- payables/liabilities	10,634	3,218	1,359	1,710	4,347
- intercompany accounts	—	155	74	152	(381)
- provisions	3,437	847	219	492	1,879
Include assets not comprised in NOC:
- investments in associates	173	55	—	22	96
- other current financial assets	125				125
- other non-current financial assets	512				512
- deferred tax assets	2,677				2,677
- cash and cash equivalents	1,667				1,667

Total assets excluding assets classified as held for sale	30,202	13,675	3,250	6,303	6,974
Assets classified as held for sale	1,591

Total assets	31,793

March 30, 2014
Net operating capital (NOC)	10,381	7,443	1,321	4,484	(2,867)
Exclude liabilities comprised in NOC:
- payables/liabilities	8,338	2,551	1,251	1,671	2,865
- intercompany accounts	—	137	72	101	(310)
- provisions	2,520	295	186	443	1,596
Include assets not comprised in NOC:
- investments in associates	182	86	—	20	76
- other current financial assets	11				11
- other non-current financial assets	487				487
- deferred tax assets	1,789				1,789
- cash and cash equivalents	1,727				1,727

Total assets excluding assets classified as held for sale	25,435	10,512	2,830	6,719	5,374
Assets classified as held for sale	539

Total assets	25,974

Composition of net debt to group equity

in millions of EUR unless otherwise stated

	March 30, 2014	March 31, 2015

Long-term debt	3,311	4,118
Short-term debt	406	1,667

Total debt	3,717	5,785
Cash and cash equivalents	1,727	1,667

Net debt (cash) (total debt less cash and cash equivalents)	1,990	4,118

Shareholders’ equity	11,015	11,382
Non-controlling interests	10	114

Group equity	11,025	11,496

Net debt and group equity	13,015	15,614

Net debt divided by net debt and group equity (in %)	15%	26%
Group equity divided by net debt and group equity (in %)	85%	74%

Press Release Q1 2015	27

Philips statistics

In the quarter statistics

in millions of EUR unless otherwise stated

	2014				2015
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	4,692	4,969	5,194	6,536	5,339
comparable sales growth %	(1)%	(1)%	0%	(2)%	2%

Gross margin	1,900	2,075	1,702	2,529	2,116
as a % of sales	40.5%	41.8%	32.8%	38.7%	39.6%

Selling expenses	(1,166)	(1,214)	(1,245)	(1,499)	(1,341)
as a % of sales	(24.9)%	(24.4)%	(24.0)%	(22.9)%	(25.1)%

G&A expenses	(167)	(176)	(191)	(213)	(214)
as a % of sales	(3.6)%	(3.5)%	(3.7)%	(3.3)%	(4.0)%

R&D expenses	(396)	(400)	(372)	(467)	(436)
as a % of sales	(8.4)%	(8.0)%	(7.2)%	(7.1)%	(8.2)%

EBIT	172	291	(139)	162	139
as a % of sales	3.7%	5.9%	(2.7)%	2.5%	2.6%

EBITA	253	368	(62)	262	230
as a % of sales	5.4%	7.4%	(1.2)%	4.0%	4.3%

Net income (loss)	137	243	(103)	134	100

Net income (loss) attributable to shareholders	138	242	(104)	139	99

Net income (loss) - shareholders per common share in EUR - diluted	0.15	0.26	(0.11)	0.15	0.11

28	Press Release Q1 2015

Year-to-date statistics in millions of EUR unless otherwise stated

	2014				2015
	January- March	January- June	January- September	January- December	January- March	January- June	January- September	January- December

Sales	4,692	9,661	14,855	21,391	5,339
comparable sales growth %	(1)%	(1)%	(1)%	(1)%	2%

Gross margin	1,900	3,975	5,677	8,206	2,116
as a % of sales	40.5%	41.1%	38.2%	38.4%	39.6%

Selling expenses	(1,166)	(2,380)	(3,625)	(5,124)	(1,341)
as a % of sales	(24.9)%	(24.6)%	(24.4)%	(24.0)%	(25.1)%

G&A expenses	(167)	(343)	(534)	(747)	(214)
as a % of sales	(3.6)%	(3.6)%	(3.6)%	(3.5)%	(4.0)%

R&D expenses	(396)	(796)	(1,168)	(1,635)	(436)
as a % sales	(8.4)%	(8.2)%	(7.9)%	(7.6)%	(8.2)%

EBIT	172	463	324	486	139
as a % of sales	3.7%	4.8%	2.2%	2.3%	2.6%

EBITA	253	621	559	821	230
as a % of sales	5.4%	6.4%	3.8%	3.8%	4.3%

Net income	137	380	277	411	100

Net income attributable to shareholders	138	380	276	415	99
Net income - shareholders per common share in euros - diluted	0.15	0.41	0.30	0.45	0.11

Net income from continuing operations as a % of shareholders’ equity	4.0%	5.7%	2.0%	2.0%	2.4%

Number of common shares outstanding (after deduction of treasury shares) at the end of period (in thousands)	913,485	923,933	919,973	914,389	910,616
Shareholders’ equity common share in EUR	12.06	11.63	11.86	11.88	12.50
Inventories as a % of sales#)	14.8%	15.9%	17.1%	15.3%	17.3%

Net debt : group equity ratio	15:85	18:82	19:81	17:83	26:74

Net operating capital	10,381	10,500	10,841	8,838	10,977

Total employees	114,268	112,834	115,261	113,678	115,970
of which discontinued operations	9,957	8,256	8,489	8,313	8,334

1)	Sales is calculated over the preceding 12 months
2)	Inventories as a % of sales excludes inventories and sales related to acquisitions, divestments and discontinued operations

Press Release Q1 2015	29

http://www.philips.com/investorrelations

© 2015 Koninklijke Philips N.V. All rights reserved.